Exhibit 99.1
Caesarstone Names Yosef (Yos) Shiran as new Chief Executive Officer Effective March 16, 2023

MP MENASHE, Israel – March 9, 2023 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today announced that Yosef (Yos) Shiran has been appointed as its Chief Executive Officer. Shiran, who previously served as Caesarstone’s Chief Executive Officer from 2009 to 2016, will reassume the role on March 16, 2023. Following Shiran’s appointment, Yuval Dagim, the current Chief Executive Officer, will step down and assist in ensuring business continuity and a smooth transition.

Shiran stated, “I am honored to rejoin Caesarstone as its CEO. Caesarstone is currently facing many challenges, but I believe that the Company has significant assets and potential, highlighted by its supportive Board of Directors and loyal employee base. I look forward to working with Yuval to ensure a smooth transition and renewing my collaboration with the talented Caesarstone employees in order to capitalize on the opportunities ahead. I am confident that as we work together we can empower our global position as an industry leader with a reputation for innovation, quality and service while creating value for all our stakeholders.”

Dr. Ariel Halperin, Caesarstone’s Chairman, added, “The Company is fortunate to welcome Yos back as CEO, who’s familiarity and achievements with the Company will provide unique value, agility, and insights as we restructure the Company and aim to restore value to our shareholders.”

Yosef Shiran has over 25 years of CEO experience for both private and publicly traded companies, including serving as CEO of Caesarstone from January 2009 until August 2016. Prior to Yosef’s current appointment as CEO of Caesarstone, he served as co-founder and CEO of SENSEQ Ltd. from September 2016, founder and CEO of Elight Ltd. from January 2020 and co-founder and chairman of the board of Inflow Ltd. from January 2021. Before his initial term as CEO of Caesarstone, Yosef was the CEO and director of Tefron Ltd. (NYSE: TFR) from January 2001 until August 2008, and prior thereto served as CEO of Technoplast Industries Ltd. from February 1995 until December 2000. Yosef has a B.Sc. in industrial engineering from Ben-Gurion University, Israel, and an MBA from Bar-Ilan University, Israel.

Halperin continued, “Over the past four and a half years, the Board supported Yuval as he led the Company through some of its most challenging years, while skillfully executing its business strategy. Caesarstone, its employees, shareholders and customers, are indebted to Yuval for his leadership.”

Dagim commented, “It has been an honor to serve as CEO of Caesarstone over the past four and a half years. During my tenor, the Company experienced significant milestones as well as many obstacles to surmount. I leave the Company confident that Yos will successfully lead and navigate Caesarstone through its next strategic evolution.”

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

Rodny Nacier, ICR, Inc
CSTE@icrinc.com
+1 (646) 200-8870